Exhibit 97

CLAWBACK POLICY

of

NAM TAI PROPERTY INC.

(the “Company”)

Effective Date: December 9, 2025

In accordance with Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, the Board of Directors of the Company has adopted this Clawback Policy to provide for the recovery of erroneously awarded incentive-based compensation from executive officers of the Company.

1.	DEFINITIONS

For purposes of this Clawback Policy:

“Committee” means the Company’s Compensation Committee (if composed entirely of independent directors), or in the absence of such a committee, a majority of independent directors serving on the Board of Directors.

“Executive Officer(s)” means each individual who is or was during the Recovery Period designated by the Board of Directors (or an applicable committee thereof) to constitute an “executive officer” of the Company, as defined in the listing rules of any national securities exchange.

“Erroneous Incentive Compensation” means, as determined on a pre-tax basis, that difference between (i) the amount of Incentive Compensation that was received by the Executive Officer during the Recovery Period, based on the incorrectly reported financial results of the Company, and (ii) the Incentive Compensation that would have been received by the Executive Officer if such amount(s) had been determined based on the financial results of the Company set forth or reflected in the Restatement. If the relevant Incentive Compensation was based on stock price or total shareholder return and consequently, not subject to mathematical recalculation directly from the information in a Restatement, the Committee shall make its determination based on a reasonable estimate of the effect of the Restatement on the Company. The Company shall maintain documentation of the determination of the reasonable estimate and provide such documentation to the applicable national securities exchange.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are financial reporting measures for purposes of this Clawback Policy. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission (the “SEC”).

“Incentive Compensation” means compensation received on or after October 2, 2023 that is granted, earned, or vested, wholly or in part, based upon the attainment of one or more Financial Reporting Measures as specified in the relevant award.

“Restatement” means an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error was not corrected in the current period or left uncorrected in the current period.

“Restatement Determination” means the earlier to occur of (i) the date the Board of Directors, the Committee and/or management concludes (or reasonably should have concluded) that a Restatement is required, or (ii) the date a regulator, court or other legally authorized entity directs the Company to prepare a Restatement of a previously issued financial statement.

“Recovery Period” means the three completed fiscal years immediately preceding a Restatement Determination.

2.	RECOVERY

In the event of a Restatement, the Committee shall require a current or former Executive Officer to repay, forfeit or otherwise reimburse any Erroneous Incentive Compensation received by such Executive Officer at any time during the relevant Recovery Period. For purposes of this Clawback Policy, Incentive Compensation is deemed “received” during the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

In the event of a Restatement, the Committee shall reasonably promptly determine the amount of any Erroneous Incentive Compensation for each Executive Officer in connection with such Restatement and shall reasonably promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneous Incentive Compensation, and a demand for repayment. The Committee shall have discretion to determine the appropriate means of recovery of Erroneous Incentive Compensation based on all applicable facts and circumstances. The right to collect recovery under this Clawback Policy can be enforced by the Company and its subsidiaries.

3.	ADMINISTRATION

Administration of this Clawback Policy is incumbent on the Committee. The Committee is authorized on behalf of the Company to interpret and construe this Clawback Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Clawback Policy and for the Company’s compliance with the listing rules of applicable national securities exchange, applicable law, or interpretation of the SEC or applicable national securities exchange promulgated or issued in connection therewith.

Notwithstanding anything set forth herein to the contrary, the Company shall not seek recovery of compensation under this Clawback Policy:

(i)

if the Committee reasonably determines that the direct expenses to be paid to a third party to recover the Erroneous Incentive Compensation would exceed the amount of the compensation to be recovered, making recovery impracticable, and provides all required information to the applicable national securities exchange,

(ii)

if recovery would be in violation of any home country law applicable to the Company or an Executive Officer, provided that, before determining that it would be impracticable to recover any amount of Erroneous Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the applicable national securities exchange, that recovery would result in such a violation and a copy of the opinion is provided to the applicable national securities exchange, or

(iii)

to the extent applicable, if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

In connection with the foregoing, the Committee must also make a determination that, as a result of any or all of the foregoing, recovery under this Clawback Policy would be impracticable.

6.	NO INDEMNIFICATION

None of the Company or any of its subsidiaries shall be permitted to indemnify or insure any Executive Officer against the loss of any Erroneous Incentive Compensation.

7.	RECOVERY RIGHTS

This Clawback Policy shall be binding and enforceable against all Executive Officers.

Any employment agreement, bonus agreement, equity award agreement or other compensatory plans with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Clawback Policy.

8.	EFFECTIVENESS

This Clawback Policy will become effective on the Effective Date specified above and will thereafter remain in effect for an indefinite period of time, provided, however, that this Clawback Policy may be suspended, modified or terminated by the Board of Directors or the Committee at any time.